SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF ORDINARY MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON AUGUST 08, 2006, DRAWN UP IN SUMMARIZED FORMAT.

NIRE: 33300011595

1. Date: August 08, 2006.

2. Time: 2 p.m..

3. Place: Av. Brigadeiro Faria Lima, nº 3400 – 20th floor.

4. Attendees: Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Fernando Perrone, Darc Antonio da Luz Costa, Mauro Molchansky, Yoshiaki Nakano and Claudia Maria Sarti (Secretary of the Meeting).

6. Agenda: 6.1 – Reelection of Chairman and Vice-Chairman of Board of Directors – The Board of Directors approved in accordance with the provisions of Article 13, paragraph 1º, of the Company’s Bylaws, the Board Member BENJAMIN STEINBRUCH and JACKS RABINOVICH as Chairman and vice-chairman, respectively; 6.2 – Election of Executive Officer – The Board of Directors approved, by unanimous vote of the presents, in accordance with Article 17, item III of the Company’s Bylaws, the election of Mr. OTÁVIO DE GARCIA LAZCANO, Brazilian, married, economist, ID # 07.354.194 -8 IFP/RJ, and individual taxpayer’s # 002.035.707 -90, with corporate address at Av. Brig. Faria Lima nº 3400, 20th floor, in the City of São Paulo, State of São Paulo, for Executive Officer, responsible for financial department, with 2-year term, starting at this date. Resulting from Mr. Otávio’s election, Mr. Benjamin Steinbruch, Chief Executive Officer, is dismissed from its attributions in the financial department; 6.3 – Reelection of the members of Audit Committee – The Board of Directors, in accordance with Article 29, of the Company’s Bylaws, unanimously, appointed the members Yoshiaki Nakano, Dionísio Dias Carneiro Netto e Fernando Perrone for another term as members of the Audit Committee, up to the General Shareholders’ meeting in which financial statements for the period ended at December, 31st 2006 will be approved, extending the term up to the appointment of their successors ; 6.9 – Cement Project – The Board of Directors unanimously approved the revision of the Project Cement, encompassing the set up of grinding mill with 3 million tonnes capacity, in Volta Redonda/RJ, and clinker furnace, with 825,000 tonnes capacity, in Argos/MG, therefore revising the total investments to USD 185 million. The allocation of these investments is subject to the appropriate funding conditions. The Board of Directors authorizes the Executive Directory to take all required measures to carry out the investments herein approved; 6.10 Long-steel Project - The Board of Directors unanimously approved investments totaling USD 113 million to set up rebar, wire-rod, and profile mills, with 500,000 tonnes capacity, located in Volta Redonda. The project is expected to last 18 months starting on the contracting date. These investments are subject to the appropriate funding conditions. The Board of Directors authorizes the Executive Officer to take all required measures to carry out investments herein approved; 6.18 – Conselheiro Lafaiete Branch’s Write-off - The Board of Directors unanimously approved the closing of the branch located at Av. Monsenhor Moreira, 555, in Conselheiro Lafaiete – MG – corporate taxpayers’ number 33.042.730/0009 -61. The Executive Officer is authorized to take all required measures to carry out the decision herein taken with the appropriate authorities; 6.20 – General Subjects – 6.20.1 – The Board of Directors rectified the minutes of the meeting held on August, 3rd 2006, to define August, 10th 2006 as the beginning date for dividends payment in the amount of R$ 333,000,000.00 instead of August, 9th as stated in that minutes.

I certify that the decisions herein drawn up are accurate copy of the original minutes filed in the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Board of Directors’ Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 09, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.